Exhibit 1.01

CONFLICT MINERALS REPORT

OF

MOBIX LABS, INC.

FOR THE CALENDAR YEAR ENDED DECEMBER 31, 2025

1. Introduction.

This Conflict Minerals Report (this “Report”) of Mobix Labs, Inc., a Delaware corporation (together with its consolidated subsidiaries, the “Company”), is filed pursuant to Rule 13p-1 (“Rule 13p-1”) and Form SD under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2025 to December 31, 2025 (the “Reporting Period”). For purposes of Rule 13p-1, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold and wolframite and their derivatives, limited to tantalum, tin, tungsten and gold (collectively, “3TG”), regardless of where they are extracted, processed or sold. The “Covered Countries” are the Democratic Republic of the Congo and the nine countries that share an internationally recognized border with it: the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

2. Products.

The Company is a fabless semiconductor company engaging in the development and manufacturing of connectivity and wireless products. During the Reporting Period, the products to which this Report relates (the “Covered Products”) consisted of electromagnetic interference (EMI) filter inserts and filtered and non-filtered connectors for high-reliability applications and radio frequency and millimeter wave integrated circuit and related products. The Company does not own or operate fabrication facilities and contracts with third parties for the manufacture of the Covered Products. 3TG are necessary to the functionality or production of the Covered Products.

3. Due Diligence.

During the Reporting Period, the Company’s measures with respect to the country of origin and chain of custody of the 3TG necessary to the functionality or production of the Covered Products consisted of (i) representations made to the Company by its direct suppliers in connection with purchase orders placed by the Company, including representations as to compliance with applicable laws, and (ii) representations made by the Company’s direct suppliers in written and verbal communications with the Company regarding the source and characteristics of the components and materials supplied to the Company. Consistent with the April 7, 2017 statement of the Acting Director of the Division of Corporation Finance regarding the effect of the U.S. Court of Appeals for the District of Columbia Circuit’s decisions in National Association of Manufacturers, et al. v. SEC, the Company has not obtained an independent private sector audit of its Conflict Minerals due diligence for the Reporting Period.

4. Smelters and Refiners; Country of Origin.

The Company does not have a direct relationship with the smelters or refiners that may have processed the 3TG necessary to the Covered Products. Based on the diligence measures described in Section 3, the Company has not been able to identify the smelters and refiners that processed the 3TG necessary to the Covered Products, or the country of origin of those 3TG. Accordingly, the Company has been unable to determine that the 3TG necessary to the Covered Products did not originate in the Covered Countries, or that any such 3TG came from recycled or scrap sources.

5. Efforts to Determine Mine or Location of Origin.

The Company’s efforts to determine the country of origin and the mine or location of origin of the 3TG necessary to the Covered Products consisted of the diligence measures described in Section 3 above. Because the Company does not have a direct relationship with the smelters, refiners or mines that produce or process 3TG, and is several tiers removed from those facilities in the supply chain, the Company’s ability to determine the country of origin or mine or location of origin of the 3TG necessary to the Covered Products depends on information provided to the Company by its direct suppliers. Given the limitations of the diligence measures conducted during the Reporting Period, the Company was not able to determine the mine or location of origin of the 3TG necessary to the Covered Products.